Filed Pursuant to Rule 433
Registration Statement No. 333-133496
Issuer Free Writing Prospectus dated March 19, 2008
Relating to Prospectus dated April 24, 2006

ALEXANDRIA REAL ESTATE EQUITIES, INC.

7.00% SERIES D CUMULATIVE CONVERTIBLE PREFERRED STOCK

(LIQUIDATION PREFERENCE $25.00 PER SHARE)

FINAL TERMS AND CONDITIONS

Issuer:	Alexandria Real Estate Equities, Inc.

Trade date:	March 20, 2008

Settlement date:	March 26, 2008

Number of underwritten securities to be sold by the Issuer:	8,800,000 shares

Number of option securities to be sold by the Issuer (if over-allotment option is exercised in full):	1,200,000 shares

Total offering size:	$220,000,000 of liquidation preference

Maximum over-allotment amount (if over-allotment option is exercised in full):	$30,000,000

Dividend rate:	7.00%

Liquidation Preference:	$25.00

Public offering price:	$25.00

Price per share to the underwriters:	$24.25

Estimated net proceeds to Issuer:	$212.9 million, after deducting the underwriting discounts and other estimated expenses of $500,000 ($242.0 million if the underwriters’ over-allotment option is exercised in full).

Use of proceeds:

We intend to use the net proceeds from this offering to reduce the outstanding balance on our $1.9 billion credit facility, which consists of a $1.15 billion unsecured revolver and a $750 million unsecured term loan. We may then borrow from time to time under our unsecured line of credit to provide funds for general working capital and other corporate purposes, including the acquisitions of additional life science properties and the redevelopment or development of existing or new properties.

First dividend:	$0.5347 per share, scheduled to be paid on July 15, 2008

Dividend amount:	$1.75 per share per year

Conversion price:	$100.93

Conversion rate:	0.2477

Conversion premium:	15%

Company Conversion Option:

On or after April 20, 2013, we may exercise the Company Conversion Option only if the closing sale price per share of our common stock equals or exceeds 150% of the then-applicable conversion price of the Series D Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days (including the last trading day of such period) ending on the trading day immediately prior to our issuance of a press release announcing the exercise of the Company Conversion Option.

Adjustment to Conversion Rate Upon Certain Fundamental Changes:

The following table sets forth the number of additional common shares per $25.00 liquidation preference per share of Series D Convertible Preferred Stock that will be issued as a make-whole premium under certain circumstances:

Number of Additional Common Shares Issuable per $25.00 Liquidation Preference

Common Stock Share Price

Stock Price	$87.75	$105.00	$120.00	$135.00	$150.00	$165.00	$180.00	$195.00	$210.00	$225.00	$240.00	$255.00	$270.00
Effective Date
March 24, 2008	0.0372	0.0357	0.0285	0.0234	0.0197	0.0170	0.0148	0.0131	0.0117	0.0105	0.0095	0.0086	0.0079
April 15, 2009	0.0372	0.0328	0.0255	0.0205	0.0170	0.0144	0.0124	0.0109	0.0097	0.0087	0.0078	0.0071	0.0065
April 15, 2010	0.0372	0.0298	0.0222	0.0172	0.0138	0.0113	0.0096	0.0083	0.0073	0.0065	0.0058	0.0053	0.0048
April 15, 2011	0.0372	0.0270	0.0189	0.0137	0.0104	0.0082	0.0068	0.0058	0.0051	0.0045	0.0041	0.0037	0.0034
April 15, 2012	0.0372	0.0264	0.0166	0.0089	0.0053	0.0034	0.0025	0.0020	0.0017	0.0015	0.0014	0.0013	0.0012
April 15, 2013	0.0372	0.0261	0.0153	0.0073	0.0027	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2014	0.0372	0.0260	0.0151	0.0071	0.0025	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2015	0.0372	0.0259	0.0148	0.0066	0.0017	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2016	0.0372	0.0259	0.0148	0.0064	0.0014	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2017	0.0372	0.0256	0.0148	0.0062	0.0014	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
April 15, 2018	0.0372	0.0247	0.0135	0.0057	0.0010	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable share price and effective date may not be set forth in the table above, in which case:

•                                          if the actual applicable share price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

•                                          if the actual applicable price is greater than $270.00 per share (subject to adjustment), we will not increase the conversion rate as described above and no additional shares will be issuable upon conversion; and

•                                          if the actual applicable price is less than $87.75 per share (subject to adjustment), we will not increase the conversion rate as described above and no additional shares will be issuable upon conversion.

However, we will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 0.2849. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described in the Preliminary Prospectus Supplement “Description of Preferred Stock” section under the heading “—Conversion Rate Adjustments.’’

Special Conversion Right upon a Fundamental Change:

On or prior to April 15, 2018, in the event of a Fundamental Change when the applicable price of our common stock described in the table above under “Adjustment to Conversion Rate Upon Certain Fundamental Changes” is less than $270.00 per share, then each holder of Series D Convertible Preferred Stock will have the special right to convert some or all of its Series D Convertible Preferred Stock into our common stock at the Fundamental Change Conversion Rate as described in the preliminary prospectus supplement.

As adjusted figures as of December 31, 2007 and for the fiscal year ended December 31, 2007, as applicable ($ in thousands):	• 7.00% series D cumulative convertible preferred stock offered hereby: $220,000 • Total stockholders’ equity: $1,716,720 • Total capitalization: $4,291,724

CUSIP:	015271 505

Joint Bookrunners:	J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

This communication is intended for the sole use of the person to whom it is provided by the sender.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (718) 242 8002.

Dated: March 19, 2008

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.